

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 3, 2009

By facsimile and U.S. Mail

Daryl Wilson
President and Chief Executive Officer
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario, Canada L5R 1B8

> **Re: Hydrogenics Corporation—Corporation Hydrogénique**
> **Registration Statement on Form F-3**
> **Filed November 9, 2009**
> **File No. 333-162998**

Dear Mr. Wilson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you appear to be a successor registrant and that you appear to be relying on General Instruction I.A.4 of Form F-3 to satisfy that form's registrant requirements. In view of your disclosure on page 25 regarding the APIF Transaction, particularly the transfer of your historic tax attributes, which appear

to have been a significant asset, please provide us supplementally with an analysis of how you determined that you are eligible to register this offering on Form F-3.

Calculation of Registration Fee

2.   Your disclosure elsewhere in the prospectus indicates that selling security holders will offer securities under this registration statement. The unallocated shelf procedure may not be utilized by selling security holders. However, please note that a secondary offering may be included in the registration statement provided that the class of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table. Please revise your disclosure accordingly.

Forward-Looking Statements, page 5

3.   Please delete the reference to the United States Private Securities Litigation Reform Act of 1995, as this safe harbor provision is not available to penny stock issuers.

Risk Factors, page 6

4.   Please delete the last sentence of the introductory paragraph as you are required to disclose all material risks in this section. See Item 503(c) of Regulation S-K.

Description of Debt Securities, page 34

5.   Please revise to include disclose the types of material provisions that will be included in the prospectus supplement. See Item 202(b) of Regulation S-K.

Selling Securityholders, page 41

6.   Please revise to provide the names of the selling shareholders and all other information required under Item 507 of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Dietrich King, Staff Attorney at (202) 551-3338, or in their absence, myself at (202) 551-3760 with any questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: CT Corporation System
        111 Eighth Avenue
        New York, New York 10011

cc: Andrew J. Beck, Esq. (*via facsimile at* (212) 682-0200)
        Torys LLP
        237 Park Avenue
        New York, New York 10017